[Exhibit (a)(5)]
Announcement Made to Employees on April 18, 2002

[To be sent to all participants via email on April 18, 2002 from Donna Dubinsky, Handspring’s President and Chief Executive Officer]

Dear Handspring Employees:

I am writing today to tell you about an exciting program for all Handspring employees with stock options. As you all are aware, many Handspring employees have stock options with an exercise price that is significantly higher than the current market price for our stock. The program I am announcing today has been developed to address that issue. The details of the program follow, but I’d like to give you some context first.

In some senses, Handspring is a restart, as we turn our business strategy towards becoming a leader in the emerging communicator market. I continue to be confident in our ability to succeed in this market, but I know that such success doesn’t happen overnight. We must pace ourselves for the long term.

We will only succeed through the hard work and talents of the many individuals and teams at Handspring. Our compensation philosophy has always been performance based, and we want to be sure that Handspring employees have an opportunity to participate in our success. Stock options represent the long-term component of our compensation package, and we will continue to take that focus with this new program as well.

Please recognize that we also are sensitive to the needs and positions of our shareholders. We believe that our shareholders will be best served by retaining the existing Handspring employees, and by giving those employees opportunities to participate in Handspring’s future success. At the same time, in recognition that shareholders cannot participate in such programs, we have tried to create a balanced program that asks employees for a renewed commitment to Handspring in exchange for their participation in the program.

Our Board of Directors has authorized a stock option exchange program (the “Option Exchange Program”). This is a voluntary program that allows Handspring employees to exchange underwater options for options to be granted in the future. Under the Option Exchange Program, you will be able to cancel options, with the understanding that we will issue you replacement options, no sooner than six months and one day from the date the original options are canceled.

The replacement options will cover the same number of shares as the canceled options. The exercise price of the replacement options will be the closing price of our common stock as reported on Nasdaq on the date that the Compensation Committee issues the replacement grants.

The new option will be vested on the replacement grant date as to the same number of shares that the cancelled option was vested on the date of cancellation. Future vesting will take place as described in the Offer to Exchange document that will be distributed to you shortly. In most cases, the unvested portion of the new option will then vest in accordance with the vesting schedule of the cancelled option except there will be a six month cliff beginning on the replacement grant date. Following this six months cliff, the replacement option will become six months vested and then continue to vest on a monthly basis.

Please carefully review Offer to Exchange document before making any decision with respect to this program as it contains more detailed information, including a list of frequently asked questions. You will be able to submit your qualifying options for cancellation up until 9:00 p.m. Pacific Time on May 17, 2002. Therefore, you have plenty of time to decide whether you wish to participate in the program.

We are required to conduct this Option Exchange Program as a tender offer under the federal securities rules. As a result, we must be very careful to communicate information to you about the Option Exchange Program in full compliance with these rules. Therefore, we have scheduled meetings for employees to answer all of your questions about the Option Exchange Program. Information about the time and location of these meetings will follow shortly.

I believe that this group of Handspring employees is capable of great work. I continue to believe that we, at Handspring, have the opportunity to be a leader in a major new market. And as we do this, I hope, and expect, that we can create great value for shareholders, employees, and customers.